UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of June 2008
Flamel Technologies
(Translation of registrant’s name into English)
Parc Club du Moulin à Vent
33 avenue du Dr. Georges Levy
69693 Vénissieux Cedex France
(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑           Form 40-F ☐
     Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐           No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INDEX
FLAMEL TECHNOLOGIES S.A.

Page

Part I — FINANCIAL INFORMATION

Item 1. Condensed Consolidated Financial Statements (unaudited)

a) Condensed Consolidated Statement of Operations for the three months ended March 31, 2008 and 2007	2

b) Condensed Consolidated Balance Sheet as of March 31, 2008 and December 31, 2007	3

c) Condensed Consolidated Statement of Cash Flows for the three months ended March 31, 2008 and 2007	4

d) Consolidated Statement of Shareholders’ Equity for the three months ended March 31, 2008	5

e) Notes to Condensed Consolidated Financial Statements	6

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations	9

PART II — OTHER INFORMATION

Item 1. Legal Proceedings	11

Item 1a. Risk Factors	11

Item 4. Submission of matters to a vote of security holders	13

FLAMEL TECHNOLOGIES S.A.
PART 1. FINANCIAL INFORMATION
Item 1. Condensed Consolidated Financial Statements — Unaudited
Condensed Consolidated Statement of Operations
(Unaudited)
(Amounts in thousands of dollars, except per share data)

	Three months ended March 31,
	2007	2008
Revenue:
License and research revenue	$3,124	$3,544
Product sales and services	5,400	4,722
Other revenues	1,101	2,599

Total revenue	9,625	10,865

Costs and expenses:
Cost of goods and services sold	(4,480)	(2,409)
Research and development	(10,554)	(9,277)
Selling, general and administrative	(4,110)	(4,074)

Total	(19,144)	(15,760)

Profit (loss) from operations	(9,519)	(4,895)

Interest income net	457	381
Foreign exchange gain (loss)	(18)	(113)
Other income (loss)	5	31

Income (loss) before income taxes	(9,075)	(4,596)
Income tax benefit (expense)	14	900

Net income (loss)	($9,061)	($3,696)

Earnings (loss) per share

Basic earnings (loss) per ordinary share	($0.38)	($0.15)
Diluted earnings (loss) per share	($0.38)	($0.15)

Weighted average number of shares outstanding (in thousands) :

Basic	23,991	24,056
Diluted	23,991	24,056
See notes to condensed consolidated financial statements

FLAMEL TECHNOLOGIES S.A.
Condensed Consolidated Balance Sheet
(Unaudited)
(Amounts in thousands of dollars, except share data)

	December 31,	March 31,
	2007	2008
ASSETS
Current assets:
Cash and cash equivalents	$26,313	$31,608
Marketable securities	14,749	7,670
Accounts receivable	4,987	6,410
Inventory	1,771	2,218
Research and development tax credit receivable current portion	5,490	5,896
Prepaid expenses and other current assets	2,800	3,175

Total current assets	56,110	56,977

Property and equipment, net	35,140	36,115
Other assets:
Research and development tax credit receivable less current portion	9,932	11,869
Other long-term assets	219	236
Total other assets	10,151	12,105

Total assets	$101,401	$105,197

LIABILITIES
Current liabilities:
Current portion of long-term debt	724	777
Current portion of capital lease obligations	256	214
Accounts payable	8,568	8,306
Current portion of deferred revenue	2,948	2,419
Advances from customers	1,215	1,319
Accrued expenses	5,369	5,521
Other current liabilities	5,875	7,056

Total current liabilities	24,955	25,612

Long-term debt, less current portion	2,400	2,578
Capital lease obligations, less current portion	44	—
Deferred revenue, less current portion	336	241
Other long-term liabilities	19,039	19,442

Total long-term liabilities	21,819	22,261

Commitments and contingencies:	—	—

Shareholders’ equity:
Ordinary shares: 24,051,590 issued and outstanding at December 31, 2007 and 24,066,590 at March 31, 2008 (nominal value 0.122 euro )	3,490	3,493
Additional paid-in capital	185,173	187,253
Accumulated deficit	(148,121)	(151,817)
Accumulated other comprehensive income (loss)	14,085	18,395

Total shareholders’ equity	54,627	57,324

Total liabilities and shareholders’ equity	$101,401	$105,197

See notes to condensed consolidated financial statements

FLAMEL TECHNOLOGIES S.A.
Condensed Consolidated Statement of Cashflows
(Unaudited)
(Amounts in thousands of dollars, except share data)

	March, 31
	2007	2008

Cash flows from operating activities:
Net income (loss)	($9,061)	($3,696)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation of property and equipment	1,478	1,648
Gains on sales of marketable securities	(58)	(66)
Grants recognized in other income	—	—
Stock compensation expense	3,309	2,383
Increase (decrease) in cash from:
Accounts receivable	(225)	(999)
Inventory	288	(299)
Prepaid expenses and other current assets	(1,306)	(160)
Research and development tax credit receivable	(14)	(1,137)
Accounts payable	433	235
Deferred revenue	(278)	(823)
Accrued expenses	(796)	(220)
Other current liabilities	(1,138)	707
Other long-term assets and liabilities	(118)	(957)

Net cash provided by (used in) operating activities	(7,486)	(3,384)

Cash flows from investing activities:
Purchases of property and equipment	(3,198)	(1,188)
Proceeds from disposal of property and equipment	—	—
Proceeds from sales of marketable securities	29,014	20,257
Purchase of marketable securities	(26,189)	(12,440)

Net cash provided by (used in) investing activities	(373)	6,629

Cash flows from financing activities:
Funding from partner GSK	—	—
Use of funds received from partners (GSK) or relating to conditional grants	—	—
Proceeds from loans or conditional grants	131
Principal payments on capital lease obligations	(105)	(102)
Cash proceeds from issuance of ordinary shares and warrants	—	31

Net cash provided by (used in) financing activities	26	(71)

Effect of exchange rate changes on cash and cash equivalents	450	2,121

Net increase (decrease) in cash and cash equivalents	(7,383)	5,295

Cash and cash equivalents, beginning of year	51,827	26,313

Cash and cash equivalents, end of year	$44,444	$31,608

See notes to condensed consolidated financial statements

FLAMEL TECHNOLOGIES S.A.
Consolidated Statement of Shareholders’ Equity (Unaudited)
(Amounts in thousands of dollars)

					Accumulated
					Other
					Comprehen-
	Ordinary Shares		Additional	Accumulated	sive Income	Shareholders’
	Shares	Amount	Paid-in Capital	Deficit	(Loss)	Equity
Balance at January 1, 2008	24,051,590	$3,490	$185,173	($148,121)	$14,085	$54,627

Issuance of ordinary shares on exercise of stock -options	15,000	3	29			32
Stock-based compensation expense			2,051			2,051
Net loss				(3,696)		(3,696)
Foreign currency translation adjustment					4,310	4,310

Comprehensive loss						$614

Balance at March 31, 2008	24,066,590	$3,493	$187,253	($151,817)	$18,395	$57,324

See notes to condensed consolidated financial statements

FLAMEL TECHNOLOGIES S.A.
Notes to Condensed Consolidated Financial Statements
(Unaudited)
     1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
     In the opinion of the management of Flamel Technologies S.A. (the “Company”), the accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States for interim financial statements. Accordingly, these Financial Statements do not include all of the information and footnotes required for complete annual financial statements, since certain footnotes and other financial information required by generally accepted accounting principles in the United States (US GAAP) can be condensed or omitted for interim reporting requirements. In the opinion of management, all adjustments (consisting of only normal recurring accruals) considered necessary for a fair presentation of our financial position and operating results have been included.
     The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
     Operating results for the three months ended March 31, 2008 are not necessarily indicative of the results that may be expected for the year ending December 31, 2008. These condensed consolidated financial statements should be read in conjunction with the Company’s audited annual financial statements.
     2. REVENUES
     2.1 License research and consulting agreements.
     The Company recognized Research and Development revenues of $1,972,000 for the first three months of 2008. Research and Development revenues include $450,000 in accordance with the agreement signed with Merck-Serono on December 20, 2007 and $356,000 pursuant to the agreement signed with Wyeth Pharmaceuticals on September 12, 2007.
     Licensing fees of $1,573,000 were recognized in the first three months of 2008 and included one milestone of €500,000 ($750,000) from Merck-Serono .
     2.2 Product sales and services.
     In accordance with the supply agreement signed with GSK in December 2004, the Company recognized revenues of $4,722,000.
     2.3 Other revenues.
     The Company recognized other revenues of $2,599,000 for the three month period ended March 31, 2008 which includes primarily royalties from the License Agreement with GSK with respect to Coreg CR.

FLAMEL TECHNOLOGIES S.A.
Notes to Condensed Consolidated Financial Statements
(Unaudited)
     3. INVENTORY
     Inventories consist principally of raw materials and finished products, which are stated at the lower of cost (first-in, first-out) or market. The components of inventories were as follows:

	December 31,	March 31,
(In thousands of U.S. dollars)	2007	2008

Raw materials	2,676	2,829
Finished goods	535	1,022
Provision for inventory obsolescence	(1,439)	(1,633)

Inventories, net	1,771	2,218

     4. RESEARCH TAX CREDIT
     The French government provides tax credits to companies for spending on innovative research and development. Income tax benefits correspond to these French research tax credits, which are credited against income taxes payable in each of the four years after being incurred or, if not so utilized, are recoverable in cash.
     Effective January 1, 2008 French tax legislation has changed to the extent that the tax credit is due solely on the volume of expenditure for research and development in the period. Prior to January 1, 2008 the tax credit was calculated based on both the annual volume of research and development expenditure and on the increase in research and expenditure compared with the average of the previous two years. Up until December 31, 2007 the Company recorded the tax credit at the end of the fiscal year. As of January 1, 2008 the tax credit is accrued quarterly based on qualifying research and development expenditure during the quarter.
     For the first three months period ended March 31, 2008 the credit amounted to $1,137,000.
     5. SHAREHOLDERS’ EQUITY
     During the three-month period ending March 31, 2008, as a result of exercise of stock options, the Company issued 15,000 ordinary shares, nominal value €0.122 per share.
     6. STOCK COMPENSATION EXPENSE
     During the three-month period ending March 31, 2008, no stock options, free of charge share awards or warrants were granted by the Company.

FLAMEL TECHNOLOGIES S.A.
Notes to Condensed Consolidated Financial Statements
(Unaudited)
     Net income before and after stock-based compensation is as follows :

	Three months ended
(in thousands except per share data)	March 31, 2007	March 31, 2008

Net loss	(9,061)	(3,696)

Net loss per share
Basic	($0.38)	($0.15)
Diluted	($0.38)	($0.15)

Number of shares used for computing
Basic	23,991	24,056
Diluted	23,991	24,056

Stock-based compensation (FAS123R)
Cost of products and services sold	112	127
Research and development	1,574	1,230
Selling, General and administrative	1,623	1,026

Total	3,309	2,383

Net income (loss) before stock-based compensation	(5,752)	(1,313)

Net income (loss) before stock-based compensation per share
Basic	($0.24)	($0.05)
Diluted	($0.24)	($0.05)

FLAMEL TECHNOLOGIES S.A.
Item 2. Management’s Discussion and Analysis of Financial Condition and Results of
Operations
FORWARD-LOOKING STATEMENTS
     This report on Form 6-K contains forward-looking statements. We may make additional written or oral forward-looking statements from time to time in filings with the Securities and Exchange Commission or otherwise. The words ‘believe,’ ‘expect,’ ‘anticipate,’ ‘project’ and similar expressions identify forward-looking statements, which speak only as of the date the statement is made. Such forward-looking statements are within the meaning of that term in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Although we believe that our expectations are based on reasonable assumptions within the bounds of our knowledge of our business and operations, our business is subject to significant risks and there can be no assurance that actual results of our development and manufacturing activities and our results of operations will not differ materially from our expectations. Factors that could cause actual results to differ from expectations include, among others those listed in Part II, Item 1A, Risk Factors.
     Forward-looking statements are subject to inherent risks and uncertainties, some of which cannot be predicted or quantified. Future events and actual results could differ materially from those set forth in, contemplated by or underlying the forward-looking statements. We undertake no obligation to update these forward-looking statements as a result of new information, future events or otherwise. You should not place undue reliance on these forward looking statements. Statements in this report on Form 6-K and in our annual report on Form 20-F for the fiscal year ended December 31, 2007, including those set forth in ‘Risk Factors,’ describe factors, among others, that could contribute to or cause such differences.
RESULTS OF OPERATIONS
     For the first three months of 2008, Flamel reported total revenues of $10.9 million compared to $9.6 million for the first three months of 2007.
     License and research revenues for the three months ended March 31, 2008 were $3.5 million compared to $3.1 million for the first three months of 2007, and included one milestone payment for a total amount of €0.5million ($0.75 million) received from Merck-Serono.
     Product sales and services, pursuant to the company’s supply contract with GSK totaled $4.7 million for the first three months of 2008 compared to $5.4 million for the first three months of 2007.
     Other revenues were $2.6 million for the three months ended March 31, 2008 compared to $1.1 million for the first three months of 2007 and included royalties on sales of Coreg CR.

FLAMEL TECHNOLOGIES S.A.
     Operational expenses decreased to $15.8 million during the first quarter of 2008 from $19.1 million a year ago as a result of efforts to contain operating costs and prioritize our expenditure.
     Costs of goods and services sold were $2.4 million, as compared to $4.5 million in the first three months of 2007 since in 2007 our expenditure was focused on ensuring sufficient product in the pipeline for launch of Coreg CR while in 2008 our expenditure is at a level to meet ongoing demand.
     Research and development expenditures were $9.3 million, compared to $10.6 million in the year-ago period. Research and development expenses before non-cash stock compensation cost were $8 million compared to $9 million in the year-ago period.
     SG&A expenses during the quarter were comparable with the year-ago quarter at $4.1 million.
     Net loss for the first three months was ($3.7) million, compared to a net loss of ($9.1) million in the first three months of 2007. Net loss per share (basic) for the first three months of 2007 was ($0.15), compared to net loss per share in the year-ago period of ($0.38).
Liquidity and Capital Resources
     On March 31, 2008 the Company had $39.3 million in cash, cash equivalents and marketable securities, compared to $41.1 million on December 31, 2007.

FLAMEL TECHNOLOGIES S.A.
PART II. OTHER INFORMATION
Item 1. Legal Proceedings
     During the first quarter of 2008, there were no material changes to any legal proceedings involving the company that management believes would have a material adverse effect on our consolidated financial position or results of operations. Please refer to the ‘Legal Proceedings’ section of our Annual Report on Form 20-F for the year ended December 31, 2007 for more information.
Item 1A. Risk Factors
     Set forth below and in our Annual Report on Form 20-F for the year ended December 31, 2007 is a discussion of risks related to our industry and our business. In addition to the other information in this document, you should consider carefully the following risk factors. Any of these risks or the occurrence of any one or more of the uncertainties described below could have a material adverse effect on our financial condition and the performance of our business.
•	our products and product candidates, if approved for marketing, may not produce significant revenues and we rely on our partners to determine the regulatory and marketing strategies;

•	our products and product candidates, in commercial use, may have unintended side effects, adverse reactions or incidents of misuse;

•	we may enter into a collaboration with a third party to market or fund a proprietary product candidate and the terms of such a collaboration may not meet our expectations;

•	our delivery technologies or product development efforts may not produce safe, effective or commercially viable products;

•	our collaborators could elect to terminate or delay programs at any time and disputes with collaborators or failure to negotiate acceptable new collaborative arrangements for our technologies could occur;

•	we may be unable to manufacture or, if our products are successful, scale-up the manufacturing of our products economically or on a commercial scale;

•	unexpected events could interrupt manufacturing operations at our facilities, which could be the sole source of supply for these products;

•	after the completion of clinical trials of products incorporating our technologies and the submission to the U.S. Food and Drug Administration (FDA) of a New Drug Application, or NDA, for marketing approval and to other health authorities as a marketing authorization application, the FDA or other health authorities could refuse to accept such filings or could request additional pre-clinical or clinical studies be conducted, each of which could result in significant delays, or such authorities could refuse to approve the product at all;

FLAMEL TECHNOLOGIES S.A.
•	our product candidates could be ineffective or unsafe during pre-clinical studies and clinical trials, and we and our collaborators may not be permitted by regulatory authorities to undertake new or additional clinical trials for product candidates incorporating our technologies, or clinical trials could be delayed;

•	we may experience significant delays in clinical trials on our products;

•	we may not realize any revenue from milestone or royalty payments under our license agreements with our partners, including GlaxoSmithKline;

•	even if our product candidates appear promising at an early stage of development, product candidates could fail to receive necessary regulatory approvals, be difficult to manufacture on a large scale, be uneconomical, fail to achieve market acceptance, be precluded from commercialization by proprietary rights of third parties or experience substantial competition in the marketplace;

•	technological changes in the biotechnology or pharmaceutical industries could render our product candidates obsolete or noncompetitive;

•	we may face difficulties or set-backs in obtaining and enforcing our patents or defending claims of patent infringement by others; and

•	we may need to raise substantial additional funding to continue research and development programs and clinical trials and could incur difficulties or setbacks in raising such funds.

FLAMEL TECHNOLOGIES S.A.
Item 4. Submission of Matters to a Vote of Security Holders
a) An annual meeting of shareholders was held on June 3, 2008
b) The following matters were voted upon at the annual meeting:

	For	Against
1. Approval of Statutory Accounts for year ended 31 December 2007	23,742,165	269,796
2. Allocation of results to retained earnings	23,726,368	285,593
3. Renewal of Mr. Elie Vannier as Director	23,721,507	290,454
4. Renewal of Mr. Frederic Lemoine as Director	23,721,095	290,866
5. Renewal of Mr. Lodewijk J.R. De Vink as Director	23,722,292	289,669
6. Renewal of Mr. John L. Vogelstein as Director	23,723,512	288,449
7. Renewal of Dr. Francis JT Fildes as Director	23,723,365	288,596
8. Renewal of Mr. Stephen H. Willard as Director	23,671,495	340,466
9. Replacement of the statutory auditor	23,727,733	284,228
10. Determination of the annual amount of Directors’ attendance fees	23,689,260	322,701
11. Approval of agreements referred to in article L. 225-38 et seq. of the Commercial Code	23,743,676	268,285
12. Authorization for issuance of two hundred thousand (200,000) shares at no cost (“free shares”)	23,010,290	1,001,671
13. Authorization for issuance of two hundred and fifty thousand (250,000) stock warrants (BSA)	22,495,460	1,516,501
14. Authorization to increasing the share capital by issues of shares reserved for the members of a company saving plan established in application of Articles L.443-5 et seq. of the Labour Code	887,062	23,124,899

FLAMEL TECHNOLOGIES S.A.
SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Flamel Technologies
Dated: 17 June, 2008	/s/ Stephen H. Willard
Chief Executive Officer